Exhibit 99.3
Case 5:06-cv-01190-R Document 1-1 Filed 10/26/2006
UNITED STATES DISTRICT COURT
WESTERN DISTRICT OF OKLAHOMA

ESTATES OF DALE VAN COLEY and	)
JOYE KATHERINE COLEY, CANDACE	)
D. ROBINSON, Personal Representative,	)
on behalf of themselves and all others	)
similarly situated in the states of Alaska,	)
Florida, Iowa, Maine, Maryland,	)
Massachusetts, Missouri, Montana,	)
Nevada, New Mexico, Oklahoma, Oregon,	)
Texas and Wisconsin,	)
)
Plaintiffs,	)
)
v.	)	No.
)
HILLENBRAND INDUSTRIES, INC. and	)
BATESVILLE CASKET COMPANY,	)
)
Defendants.

CLASS ACTION COMPLAINT

     NOW INTO COURT come the Plaintiffs, the ESTATES OF DALE VAN COLEY and JOYE KATHERINE COLEY, CANDACE D. ROBINSON, Personal Representative, and pursuant to Rule 23, Fed. R. Civ. P., file this Class Action Complaint on behalf of themselves and all others similarly situated in fourteen (14) states against Defendants Hillenbrand Industries, Inc. (“Hillenbrand”) and Batesville Casket Company (“Batesville”) (collectively, “Batesville”).
     This Complaint is alleged upon information and belief except as to those allegations pertaining to the named Plaintiffs, which are alleged on their personal knowledge.

I. NATURE OF ACTION
     1. Plaintiffs bring this action for relief on behalf of a class of consumers in fourteen (14) states who purchased Batesville-brand caskets. This action against Batesville, who possesses dominant power in the casket market, arises from Batesville’s policies of selling its caskets only to licensed funeral directors operating licensed funeral homes. Batesville will not sell its caskets to third-party sellers. This restrictive sales policy flows directly from a horizontal conspiracy to boycott third-party sellers entered into by funeral home consolidators. Aware of the existence of the conspiracy, and realizing a unique opportunity to expand its dominant position and achieve monopoly power in the casket market, Batesville engaged in illegal unilateral actions designed to increase its market power in order to illegally gain a monopoly position. Batesville has denied participating in a conspiracy with funeral home consolidators and admits that its sales policies which have resulted in the exclusion of third-party sellers were taken unilaterally, i.e., Batesville states that there was no “contract, combination, or conspiracy” between it and the funeral home consolidators.
     2. Batesville’s unilateral conduct quashed and otherwise precluded competition in the American casket market; resulting in higher prices paid by Plaintiffs and Class members for caskets and antitrust injury. This anti-competitive conduct violates the antitrust laws of the states of Alaska, Florida, Iowa, Maine, Maryland, Massachusetts, Missouri, Montana, Nevada, New Mexico, Oklahoma, Oregon, Texas, Wisconsin (the “Class Jurisdictions”). Specifically, Batesville recognized that other casket-makers — the York Group, Inc. and Aurora Casket Company, a division of Matthews International Corporation — and funeral home consolidators — Service Corporation International (“SCI”); Alderwoods Group, Inc. (“Alderwoods”); Stewart Enterprises, Inc. (“Stewart”); and Carriage Services, Inc. (“Carriage”) — had engaged in an arrangement, combination or conspiracy to restrain competition in the casket market. Those companies engaged in a conspiracy to prevent independent casket discounters (“ICDs”) from selling their brand of caskets, a campaign of disparagement against ICDs and the caskets they sell, and concerted efforts to restrict casket price competition and coordinate casket-pricing. These efforts by other casket-

makers and funeral home consolidators also included such acts as restricting or preventing price advertising, sharing price information, and promoting sham discounting of funeral package purchases.
II. JURISDICTION AND VENUE
     3. This Court has diversity subject matter jurisdiction over this class action pursuant to the Class Action Fairness Act of 2005, which, inter alia, amends 28 U.S.C. § 1332 to add a new subsection (d) conferring federal jurisdiction over class actions where, as here, “any member of a class of plaintiffs is a citizen of a State different from any defendant” and the aggregated amount in controversy exceeds five million dollars ($5,000,000.00), exclusive of interests and costs. See 28 U.S.C. §§ 1332(d)(2) and (6). This Court also has jurisdiction under 28 U.S.C. § 1332(d) because “one or more members of the class is a citizen of a state within the United States and one or more of the Defendants is a citizen or subject of a foreign state.” The Court also has personal jurisdiction over the parties because Plaintiffs submit to the jurisdiction of the Court and Batesville systematically and continually conducts business throughout the United States, including the Eastern District of Pennsylvania.
     4. Venue is proper in this District pursuant to 28 U.S.C. §§1391(a) and (c) because Batesville, as corporations, are “deemed to reside in any judicial district in which [they are] subject to personal jurisdiction.”
     5. Batesville, through its sale of caskets, may be found and transacts substantial business in this state and district. Substantial trade and commerce involved in, and affected by, the alleged violations of law occur within this district. The acts complained of have had, and will have, substantial anticompetitive effects in this district.
III. PARTIES
     6. Dale Van Coley and Joye Katherine Coley were citizens and residents of Oklahoma City, Oklahoma. Their daughter, Candace Robinson, who is also the personal representative of their respective estates, is a citizen and resident of Oklahoma City, Oklahoma. On or about September 6, 1990, Mr. and Mrs. Coley had executed a “pre-paid pre-need funeral merchandise and services” agreement with Bill Merritt Funeral Service. On or about December 1, 2002, Joye Katherine Coley passed away, whereupon her daughter, Candace Robinson, contracted to purchase a Batesville-brand casket for her mother’s funeral service and interment from Bill Merritt Funeral Service in Bethany, Oklahoma, utilizing the “pre-paid pre-needs” agreement above-described to make partial payment. On or about December 13, 2003, Dale Van Coley passed away. On or about December 15, 2003, Candace Robinson purchased a Batesville-brand casket for her father’s funeral service and interment from Bill Merritt Funeral Service, again utilizing the “pre-paid pre-needs” agreement for partial payment. On both occasions, the prices of those caskets were artificially-inflated because of Batesville’s attempt to monopolize the casket-market. Plaintiffs and their respective estates were injured by Batesville’s violations of Oklahoma antitrust laws. Plaintiffs seek to represent similarly situated consumers located in fourteen (14) states who also purchased Batesville-brand caskets.
     7. Batesville is a corporation organized and existing under the laws of the State of Indiana.
     Its principal place of business is One Batesville Boulevard, Batesville, Indiana. Batesville is wholly-owned and controlled by Hillenbrand, a corporation organized and existing under the laws of the State of Indiana.
     8. Batesville manufactures and sells various funeral service products. It is the largest casket manufacturer in the United States, selling hundreds of thousands of caskets annually. Batesville manufactures approximately 45% of the caskets sold to consumers in the United States. Batesville does not sell its caskets directly to consumers or ICDs. Batesville only sells its caskets to licensed funeral directors operating licensed funeral homes.
     9. Virtually all of the caskets sold by SCI, Alderwoods, and Stewart are Batesville caskets, all of which were marketed, distributed and sold throughout the Class Jurisdictions.
IV. CLASS ACTION ALLEGATIONS
     10. Plaintiffs bring this action pursuant to Rule 23 of the Federal Rules of Civil Procedure, seeking to represent the following class:
All individuals and entities in Alaska, Florida, Iowa, Maine, Maryland, Massachusetts, Missouri, Montana, Nevada, New Mexico, Oklahoma, Oregon, Texas, Wisconsin (the “Class Jurisdictions”) who purchased caskets made by Batesville during the fullest period permitted by the applicable statutes of limitations.
Excluded from this class are Defendants and all directors, officers, agents, employees, parents, subsidiaries, affiliates, and/or co-conspirators of Defendants, and all governmental entities.
     11. The requirements of Rules 23(a), 23(b)(1), 23(b)(2), and 23(b)(3) of the Federal Rules of Civil Procedure have been met in that:
a)	Numerosity: Plaintiffs do not know the exact size of the class, since such information is in the exclusive control of Batesville. The exact number of class members may be determined by appropriate discovery. Based on the nature of the commerce involved, however, Plaintiffs believe that the class members are in the hundreds of thousands and that members of the class are so geographically dispersed that joinder of all members would be impracticable.

b)	Typicality: Plaintiffs’ claims are typical of the other class members’ claims because each class member consumer has been injured through the conduct of Batesville described herein and have paid supra-competitive prices for caskets. Accordingly, by proving their own claims, Plaintiffs will presumptively prove the claims of all class members.

c)	Commonality: Virtually all of the issues of law and fact in this class action are common to each class member including, without limitation, the following:
(i) Whether Batesville engaged in the conduct alleged herein;
(ii) Whether Batesville engaged in a concerted effort to suppress or exclude competition in the casket market;
(iii) Whether the prices for Batesville’s caskets during the limitations period were higher than they would have been absent the attempted monopolization alleged herein;
(iv) Whether, and to what extent, Batesville’s attempt to monopolize the casket market has harmed competition;
(v) Whether there is any legitimate business purpose for Batesville anticompetitive conduct.

d)	Adequacy of Representation: Plaintiffs can and will fairly and adequately represent and protect the interests of the class members and have no interests that conflict with or are antagonistic to the interests of the class members. Plaintiffs have retained attorneys who are experienced and competent in complex class action and consumer litigation.
     12. Class certification is appropriate under Rule 23(b)(3) of the Federal Rules of Civil Procedure because a class action is the superior procedural vehicle for the fair and efficient adjudication of the claims asserted herein:
a)	Common questions of law and fact overwhelmingly predominate over any individual questions that may arise, and consequently there would be enormous economies to the courts and to the parties in litigating the common issues on a class-wide basis instead of on a repetitive individual basis;

b)	The size of each class members’ individual damage claim is too small to make individual litigation an economically viable alternative, such that few class members have any interest in individually controlling the prosecution of separate actions;

c)	Class treatment is required for optimal deterrence and compensation and for limiting the court-awarded reasonable legal expenses incurred by class members; and

d)	Despite the relatively small size of each individual class members’ claim, the aggregate volume of said claims, coupled with the economies of scale inherent in litigating similar claims on a common basis, will enable this case to be litigated as a class action on a cost-effective basis, especially when compared with repetitive individual litigation. Further, no unusual difficulties are likely to be encountered in the management of this class action — all questions of law and fact to be litigated at the liability phase are common to the class.

     13. Class certification is appropriate under Rule 23(b)(2) of the Federal Rules of Civil Procedure because Defendants have acted on grounds generally applicable to all members of the class.
     14. Class certification is appropriate pursuant to Rule 23(b)(1) of the Federal Rules of Civil Procedure because prosecution of separate actions would create a risk of adjudication with respect to individual class members which may, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or which may substantially impair or impede their ability to protect their interests.
     15. Separate actions prosecuted by individual class members would create a risk of inconsistent or varying adjudications, which would establish incompatible standards of conduct for Batesville.
V. FACTUAL ALLEGATIONS
     A. Industry Background
     16. According to the U.S. Bureau of the Census, a death care industry is defined as “establishments primarily engaged in preparing the dead for burial, conducting funerals and cremating the dead.” The funeral home industry includes funeral directors, funeral homes or parlors, morticians and undertakers. The principal functions of the funeral home industry are the arrangement of funeral or memorial service, the disposition of remains through burial or cremation, and memorialization through monuments, markers or inscriptions. Funeral homes provide all of the products and services needed to perform these primary functions, including a casket or urn, embalming, cosmetology and other preparations, visitation and viewing, transfer of remains to the funeral home, to a church if that is the site of the memorial service, and to a cemetery if the remains are to be buried, use of a hearse and a limousine, use of the funeral home, cremation, and other professional services. The traditional burial funeral would often include all of these products and services other than cremation and an urn.
     17. Historically, funeral homes have been family run businesses, often with only one location in a single community. However, in the 1990s, several firms began acquiring funeral homes and cemeteries. These fines, sometimes known as consolidators, include the largest funeral home companies;

SCI, Alderwoods, Stewart, and Carriage. In 2003, there were 11,556 firms with 16,059 establishments or funeral home locations in the United States. There were also 4,496 cemeteries and crematories with 6,066 establishments in 2003 1. However, by 2004, the top four death care industry firms had 2,040 funeral homes and 696 cemeteries in the United States. SCI, the largest of the four, alone had 1,060 funeral homes and 383 cemeteries in the United States. SCI also had a 10.32% share of the revenues of the entire death care services industry in 2004, white the top four companies collectively accounted for 18.57% of industry revenues.
     18. Over two-thirds of caskets sold in the United States in 2002 were metal-steel, copper, or bronze. The majority of metal caskets have a rubber or synthetic gasket to seal the casket and prevent air or moisture from seeping into the casket for some period of time. Steel caskets are made from 20 (thinnest), 18, or 16 (heaviest) gauge steel. Caskets made of hardwood (oak, cherry, walnut mahogany, etc.) are usually more expensive than steel caskets, but less expensive than copper or bronze caskets. Pine wood caskets, which are usually covered with cloth, are the least expensive and are often used when the remains are to be cremated.
     19. The demand for caskets has been declining over time because of the increasing popularity of cremation, which is often done without casket or with only an inexpensive wood, cardboard or canvas casket or container. The proportion of the deceased that have been cremated was almost 10% in 1980, 17% in 1990, near 25% in 2000, and 27% in 2002; and is expected to be as much as 40% by 2010. Casket manufacturing is also a concentrated industry, with the largest four manufacturers accounting for 73.2% of the value of casket shipments in 2002.2 In 2002, the combined casket manufacturing market share of the three largest manufacturers — Batesville, York, and Aurora - was 70%, with Batesville alone accounting for 45% of industry sales. The 2005 casket sales of these leading manufacturers were approximately $135 million for York, $160 million for Aurora, and $659 million for Batesville. Although the 2002 Economic Census reported that there were 148 casket manufacturing companies in the United States, these three

[1]	U.S. Bureau of the Census, “Statistics of U.S. Business,” at www.census.gov/csd/susb/Susb/htm.

[2]	U.S. Bureau of the Census, 2002 Economic Census, Table 2.

leading manufacturers have advantages over their smaller rivals, maintaining warehouse and distribution facilities that enable them to sell nationwide and to deliver a casket to a funeral home within a day or two after it is ordered.
     B. The Funeral Rule
     20. Historically, virtually all retail sales of caskets were made by funeral homes. However, in 1984, the Federal Trade Commission enacted the Funeral Industry Practices Trade Regulation Rule (the Funeral Rule), which, among other things, required funeral homes to provide a general price list (GPL) of its products and services to consumers and to provide prices over the telephone. The FTC’s Statement of Basis and Purpose stated:
The Rule was premised on evidence that consumers are uniquely disadvantaged when they purchase funeral services after the death of a loved one. The bereaved usually must arrange to have the body removed within hours after the death, and make final arrangements within 24 to 48 hours -a period during which they are often suffering from shock and intense grief.... The strain is compounded by inexperience-fewer than half of all adults had arranged a funeral, and only 25% of adults had done so more than once.
     21. The Funeral Rule was intended to lower barriers to price competition in the funeral industry and to facilitate informed consumer choice. The Funeral Rule also prohibited funeral homes from tying; that is, conditioning the purchase of one product or service upon the purchase of another. These changes enabled new retailers, called independent casket distributors (ICDs), to commence business and sell caskets from retail stores or over the Internet or both. ICDs entered the market as an alternative and less expensive means of purchasing caskets.
     22. ICDs are not owned, managed, or controlled by SCI, Alderwood, or Stewart. Some ICDs are physical establishments, some are entirely Internet-based, and others are a combination of the two. Most ICDs are neither funeral directors nor are they affiliated with any funeral home. However, some Internet-based ICDs do have arrangements or affiliations with funeral homes, the most notable being The Funeral Depot.
     23. The Third Circuit described the entry of ICDs into the casket market in Pennsylvania Funeral Directors Assn, Inc. v. Federal Trade Commission, 41 F.3d 81, 84 (3d Cir. 1994):

Prior to the enactment of the Funeral Rule, funeral service providers (i.e., funeral homes) were virtually the only parties selling funeral goods. However, after the implementation of the Funeral Rule, the way was paved for third parties to provide various funeral goods-namely caskets. Because funeral service providers could no longer require a consumer to purchase a casket in order to receive any other funeral service, third parties stepped into the markets....
     24. The prices charged by ICDs are considerably lower than those charged by funeral homes, as the FTC anticipated and intended under the goals of the Funeral Rule. The FTC has stated that “thirdparty casket sellers typically charge significantly lower prices than do funeral homes for comparable caskets.”
     25. Every court that has addressed this issue has recognized that ICDs’ casket prices are lower than funeral home prices. See e.g., Pennsylvania Funeral Directors, 41 F.3d at 84 (“The third parties began selling caskets ... usually at a substantially lower price than did the funeral homes.”); Craigmiles v. Giles, 312 F.3d 220, 224 (6th Cir. 2002) (“funeral home operators generally mark up the price of caskets 250 to 600 percent, whereas casket retailers sell caskets at much smaller margins”).
     26. According to the FTC, the “essential purposes and objectives of the [Funeral] Rule were...the lowering of existing barriers to price competition in the industry and increasing the flow or price and other important information.” By eliminating tying by funeral homes and forcing them to reveal itemized prices, the Funeral Rule enabled ICDs to compete for casket sales on the basis of prices. For example, the avenge price of caskets sold online by The Funeral Depot was about $1,500 in early 2003, even though the range of the prices of the 300 different caskets The Funeral Depot offered at the time “was from $745 for an unsealed thin metal box to $18,500 for a solid bronze model.... “In contrast, the average price of caskets sold by funeral homes over a year earlier in 2001 was $2,330.
     27. Eventhough ICDs attempted to introduce low prices for caskets after the Funeral Rule was enacted in 1984, they were not successful because funeral homes began charging “casket-handling fees” to consumers who purchased a casket from an entity other than the funeral home. According to the FTC, these casket-handling fees are “not related to the performance of any additional labor or services,” a funeral home does not incur “any additional costs or an increased risk because it handles and uses a casket obtained from a third party seller...” and “is saved the expense of ordering the casket or maintaining it in stock.” Consequently, the FTC concluded “the casket handling fee [was] a penalty imposed upon a consumer for not purchasing the casket from the funeral director,” which has “the effect of raising the cost or price to consumers of caskets sold by a third party casket seller.” For these reasons, in 1994, the FTC amended the Funeral Rule in a way that effectively prohibits casket handling fees.
     C. Group Boycott of ICDs
     28. After 1994, the funeral home consolidators conspired to implement a group boycott of ICDs and other restraints of trade. Batesville, Aurora, York, and Milso Industries (“Milso”) are the only casket manufacturers that sell over a wide geographical area, but they will not sell to ICDs. Batesville, for example, restricts its sales of caskets to licensed funeral homes.
     D. Batesville’s Reaction to Conspiracy
     29. Recognizing that a conspiracy was being perpetrated by the funeral home consolidators, Batesville refined and broadened its already restrictive sales policy to ensure that ICDs do not have access to Batesville-brand caskets,
     30. Batesville’s efforts to eliminate ICD competition and gain monopoly power in the casket market include its efforts to prevent ICDs from selling Batesville caskets, the dominant brand, to consumers at discounted prices. Specifically, in attempting to monopolize the casket market, Batesville engaged in a variety of anti-competitive practices, including: (a) refusing to sell caskets to ICDs; (b) limiting the sale of caskets to licensed funeral directors operating licensed funeral homes; (c) policing “rogue” funeral homes who supply ICDs with caskets; (d) threatening to stop dealing with “rogue” funeral homes if they continue to deal with lCDs’; (e) limiting delivery of caskets to the funeral homes that actually ordered them; and (f) requiring that the funeral home ordering and receiving the casket also be the one ultimately billed for it.
     31. In response to the growth of Internet-based ICDs, in May 2001, Batesville adopted a new sales policy which not only limited Batesville-brand casket sales to funeral homes, but also restricted delivery of Batesville-brand caskets to the funeral homes that actually ordered them.

     32. By requiring delivery of the casket to the funeral home that actually ordered it, Batesville’s new sales policy was designed to disrupt the side-stepping of the boycott being perpetrated by the funeral home consolidators. The Batesville memo introducing the amended sales policy made this clear:
The increasing growth of third party casket sales, especially on the Internet, continues to be a challenge that faces all of us in funeral service.... The purpose of this [new sales policy] is to ensure we do not inadvertently accept an order from a third party seller for subsequent delivery to a funeral home, thereby becoming their delivery service....This policy is the way we have chosen to operate and reflects the relationship between Batesville and our valued funeral home customers.
     33. Despite the amended sales policy, some Internet-based ICDs continued to gain access to Batesville-brand caskets. Therefore, in July 2004, Batesville again amended its sales policy, this time to require that the funeral home ordering and receiving the Batesville-brand casket also be the one ultimately billed for it. In a July 2, 2004 letter to its funeral home customers, Batesville described the change in policy as follows:
Our previous practice of permitting the receiving funeral home to place the order and then having the invoice go to another business entity has ended. Effective July 12, Batesville will only deliver caskets to the funeral home business entity that will be invoiced for the casket and which will be responsible for payment.
     34. One of the leading publications in the funeral industry, Funeral Monitor, stated that Batesville’s new policy was designed to “close the door on third party casket sellers. “Funeral Monitor” explained:
Since it is unlikely many [funeral homes] will agree to order, receive, and pay for a casket they then have to turn around and invoice at cost to the seller who marks it up and takes the profit, the new policy may indeed put the skids on casket retailers and Internet marketers who advertise low discount prices and free next-day delivery on Batesville caskets.
     35. Batesville even publicized its new sales policy to consumers in an effort to further the boycott of ICDs. Beginning in October 2004, Batesville initiated an on-line consumer “education” program that consists of a sponsored-link featuring a “Consumer Alert” on several popular search engines, such as Google.com. The link goes to Batesville’s home page which prominently displays a “Casket Consumer Alert” icon providing the following message: “Online retailers who are not funeral homes but nevertheless sell Batesville caskets are not authorized to do so.... Only authorized and licensed funeral homes can guarantee that your casket will be authentic and of the highest Batesville Casket quality standards.”
     36. Batesville’s new sales policy is only the latest manifestation of a “tradition” it has taken pains to maintain. As reported in the August 2, 2004 issue of Funeral Monitor, a representative of SCI admitted as much:
Facing continuing complaints from its largest customer [SCI], Batesville Casket Company has moved to stop the sale of its caskets in casket stores and on the Internet....According to an unnamed funeral director with SCI: “Funeral customers have returned to us after funerals and questioned us about the price we charged them for a particular casket. In many cases they have gone on the Internet and found the same casket we sold them priced as much as 60 percent less than we charged.... [T]o prevent consumers from comparing apples to apples, we have asked Batesville to stop selling their caskets to casket stores and Internet vendors.”
     37. Batesville’s publicly-stated purpose for its restrictive sales policy is that only licensed funeral directors are qualified to sell caskets:
We view the casket not just as a piece of merchandise, but as an integral part of the overall funeral service. Working with professional funeral firms gives us a greater assurance that our products will be used with the dignity and purpose intended.
     However, this rationale has been recognized as pure pretext by both the courts and the funeral industry itself.
     38. The court in Casket Royale, Inc. v. Mississippi, 124 F. Supp. 2d 434, 438-39 (S.D. Miss. 2000), for example, rejected this rationale in striking down a Mississippi statute that prevented ICDs from selling caskets. Finding that a casket is nothing more than a “glorified box,” the court concluded that selling one requires “no special skills” and that “any special training that licensees may receive does not advance consumer protection” with respect to the sale of caskets.
     39. The Fourth Circuit reached the identical conclusion in Craigmiles, 312 F.3d at 225: The proffered justifications for preventing ICDs from selling caskets “come close to striking us with the force of a five-week-old unrefrigerated dead fish, a level of pungence almost required to invalidate a statute under rational basis review”
     40. The International Cemetery and Funeral Association (“ICFA”), which represents approximately 6,000 funeral homes, cemeteries, and other industry members, is equally dismissive of any justification for restrictions on who can sell caskets. In comments it submitted to the FTC in October 2002, ICFA stated that laws preventing ICDs from selling caskets are “anti-competitive.” The ICFA disputed the notion that only licensed funeral directors should sell caskets:
Specifically, whether or not casket retailers should be registered sellers does not justify a requirement that such retailers must also graduate from mortuary science school, pass a licensing examination, and serve an apprenticeship at a funeral home, in order to sell a casket. These typical requirements for becoming a licensed funeral director in most states make no sense when applied solely to the sale of caskets. Columnist George Will succinctly stated the issue when he observed that requiring casket sellers to be licensed funeral directors was like saying only podiatrists can sell shoes.
     41. The pre-textual nature of Batesville’s sales policy is also demonstrated by the way in which it is applied. Batesville has refused to sell its caskets to ICDs even if they are operated by licensed funeral directors, even if these licensed funeral directors were prior customers of Batesville, and even if these licensed funeral directors also own independent funeral homes.
     42. One example of Batesville’s unjustifiable sales policy involved a licensed funeral director and owner of several funeral homes who received from Batesville an award for outstanding service in connection with his sale of Batesville caskets. When this licensed funeral director sold his funeral homes and opened an ICD, Batesville refused to continue selling caskets to him.
     43. The lack of a legitimate business purpose or justification for Batesville’s refusal to sell to ICDs is also evidenced by the fact that closing down a potentially lucrative distribution source is against Batesville’s own economic self-interest. When Funeral Monitor questioned one Batesville customer about Batesville’s newly amended sales policy, he admitted that “in light of increasing cremations, fewer caskets being sold, and the low-cost caskets arriving from China, an intelligent person has to scratch his or her head and wonder why a casket company would willingly reduce its market.”

     44. Funeral Monitor agreed with this assessment:
I’m no economist and I could be wrong, but it’s hard to understand how any manufacturer investing the labor and materials before bringing a product to market could plan to grow by shrinking its channels of distribution.... Even a groundswell of satisfied [funeral home] customers might not be enough to surpass (or at least balance) the amount of business Batesville is willing to turn away. The last time I checked, every death gets a maximum of one casket (if that, with the rise of cremation). And no matter how appreciative Batesville’s [funeral home] customers might be, they are not going to order two caskets out of love and loyalty when only one will do.
VI. RELEVANT MARKET
     45. The sale of Batesville-brand caskets to consumers is the product dimension of the relevant market. The geographic dimension of this market is the states of Alaska, Florida, Iowa, Maine, Maryland, Massachusetts, Missouri, Montana, Nevada, New Mexico, Oklahoma, Oregon, Texas, and Wisconsin.
     46. Because of the unique purpose they serve — containing the remains of a loved one for burial — caskets are not reasonably interchangeable with any other products.
     47. There are no reasonable substitutes for caskets. Even in the face of a significant and nontransitory price increase, consumers have not, and would not, substitute their purchase of a casket with the purchase of a different product.
     48. There is widespread recognition of a casket market by both the funeral industry and the courts. For example, in Pennsylvania Funeral Directors, 41 F.3d at 91, the Third Circuit recognized the existence and economic coherence of a casket market in upholding the validity of the FTC’s ban on casket handling fees; “competition in the market for caskets can be expected to increase with the ban in effect .... Increasing competition in the casket market is likely to drive the cost of caskets down.”
     49. The geographic dimension of the casket market is appropriate because of the availability of the Internet as a source for purchasing caskets. The use of the Internet has become particularly prevalent over the past decade. Indeed, it is the emergence of Internet-based ICDs that prompted Batesville to step up its concerted efforts to suppress ICD competition. But for Batesville’s attempt to monopolize the casket market, the Internet would be a much more vibrant medium through which consumers could purchase caskets.
VII. MARKET POWER
     50. Batesville accounts for 45% of casket sales. 2005 casket sales for Batesville were approximately $659 million. As the dominant casket maker in the United States, Batesville has substantial market power over consumers. Batesville caskets are priced significantly higher than ICDs charge for comparable caskets. Despite these large price differentials, consumers continue to purchase Batesville branded caskets. This market power is also evidenced by Batesville’s power to exclude competition and reduce consumer choice.
VIII. HARM TO CONSUMERS
     51. Through its illegal attempt to monopolize the casket market, Batesville has harmed consumers who purchase caskets, by among other things, excluding competition from ICDs, successfully overcharging for caskets, and limiting the variety and choice of caskets available to consumers.
     A. Exclusion of ICD Competition
     52. By taking advantage of the group boycott of ICDs by funeral home consolidators, Batesville has succeeded in restricting the ability of lCDs to sell at discount prices the dominant Batesville-brand of caskets. ICDs are either completely blocked from selling these caskets or severely restricted from doing so by being forced to try to purchase these caskets indirectly from rogue funeral homes. The cost of caskets have remained high because of Batesville’s unilateral conduct.
     53. Many consumers will only purchase the dominant Batesville brand of casket because of false perceptions fostered by Batesville that these caskets are superior to those sold by ICDs. ICDs are foreclosed from competing with funeral homes on a level playing field for these consumers. They either are barred from making the sale altogether, or can do so only on terms that significantly add to their costs or make the product less attractive to consumers.

     54. As a result of Batesville’s anti-competitive conduct, numerous ICDs have either lost a significant percentage of their sales to funeral homes or have gone out of business altogether and the price of a casket to the consumer has remained higher because of Batesville’s conduct.
     B. Restriction Of Consumer Choice
     55. Through concerted efforts to foreclose competition from ICDs — particularly those that sell through the Internet — Batesville has substantially restricted the range of casket choices available to consumers.
     56. As a result of Batesville’s conduct, consumers are usually offered only one brand of casket — Batesville. Moreover, customers are routinely steered to a limited selection of Batesville caskets, typically the most expensive caskets the consumer can (or in some cases, can’t) afford.
     57. In contrast, ICDs particularly those that are Internet-based offer consumers a pressure-free environment to view a large variety of caskets from various manufacturers, and in different styles and price ranges. ICDs also provide consumers with a source for highly individualized caskets which funeral homes are unable or unwilling to offer.
     58. The expanded casket variety and choice available to consumers only through the ICD channel has been recognized by the FTC as another key reason for its creation of the Funeral Rule:
[T]hird-party casket sellers can benefit consumers by expanding the range of casket choices available in a market along additional dimensions, For example, consumers desiring highly individualized caskets made by artists or craftsmen may be unable to find such caskets through funeral homes.
     C. There Is No Legitimate Business Purpose For Defendants’ Conduct
     59. There is no legitimate business justification for the concerted efforts of Batesville to suppress competition in the casket market and gain monopoly power. Its conduct is solely for the purpose of excluding competition from ICDs, fixing and maintaining supra-competitive prices for the dominant Batesville-brand of casket, and restricting consumer choice.

IX. EQUITABLE TOLLING, CONTINUING VIOLATIONS,
AND FRAUDULENT CONCEALMENT
     60. Plaintiffs hereby repeat each and every allegation contained in the foregoing paragraphs of this Complaint with the same force and effect as if here set forth in full.
     61. Until in or about the spring of 2005, Plaintiff’s and class members had no knowledge of Batesville’s unlawful self-concealing conduct and could not have discovered the conduct at an earlier date by the exercise of due diligence because of the deceptive practices and techniques of secrecy employed by Batesville to avoid detection of, and fraudulently conceal, their conduct.
     62. Because the conduct was kept secret by Batesville, Plaintiffs and the class members were unaware of the conduct alleged herein. As a result of the fraudulent concealment of the conduct, Plaintiffs assert the tolling of any applicable statutes of limitations affecting the right of action by Plaintiffs and the class members. Upon each and every instance that Batesville failed to disclose their conduct and its effect on the prices of funeral products and services, Batesville knew or should have known that the undisclosed information was material to those who purchased from them and the purchasers’ decisions to accept the charges and prices quoted to them.
     63. The unlawful conduct of Batesville described in this Complaint is a continuing and ongoing practice. Therefore, Plaintiffs and the class members submit that each instance that Batesville engaged in the conduct complained of herein and each instance that a class member unknowingly remits payment for Batesville-branded caskets at supra-competitive prices, constitutes part of a continuing violation and operates to toll the statutes of limitation in this action.
X. CAUSES OF ACTION
COUNT I
VIOLATION OF STATE ANTITRUST LAWS
FOR ATTEMPTED MONOPOLIZATION
     64. Plaintiffs realleges the foregoing paragraphs as set forth above.
     65. Batesville has unlawfully attempted to monopolize the casket market.

     66. Batesville has willfully and unlawfully used exclusionary and predatory conduct with the intent to foreclose competition and to illegally obtain monopoly power in the casket market.
     67. Batesville has the specific intent to achieve its goal of obtaining monopoly power in the casket market and engaged in the conduct alleged above for the specific purpose of achieving those goals.
     68. There is a dangerous probability that if left unchecked, Batesville will achieve its goals of obtaining monopoly power in the casket market.
     69. As a result of Batesville’s attempt to monopolize the American casket market, Plaintiff’s and members of the Class were injured in their business or property. Plaintiffs and other Class members have been forced to pay higher prices for caskets in the relevant markets than they would have paid in the absence of Batesville’s unlawful conduct.
     70. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Alaska law, AS §45.50.564.
     71. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Florida law, Fla. Stat. §542.19.
     72. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Iowa law, Iowa Code §553.5.
     73. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Maine law, Me. Rev. Stat. Alm. tit. 10, §1102.
     74. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Maryland law, Md. Stat. §11-204.

     75. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power or attempted to acquire monopoly power in the relevant markets in violation of Massachusetts law, Mass. Gen. Laws. Ann. ch 93A, §5.
     76. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Missouri law, Mo. Rev. Stat. §416.031.1.
     77. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Montana law, Mont. Code Ann. §30-14-205.
     78. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Nevada law, Nev. Rev. Stat. §598 A.060.
     79. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of New Mexico law, N.M. Stat. §57-1-3(A).
     80. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Oklahoma law, 79 Okl. St. §203.
     81. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Oregon, Ore. Rev. Stat. §646-730.
     82. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Texas law, Tex Code. §15.05.

     83. Batesville unreasonably restrained trade, willfully maintained and unlawfully exercised its monopoly and/or market power, or attempted to acquire monopoly power in the relevant markets in violation of Wisconsin law, Wis. Stat. §133.18(1)(a).
     84. Batesville acted willfully to unreasonably restrained trade, maintain monopoly and/or market power or attempt to acquire monopoly power in the relevant markets through exclusionary and predatory conduct set forth above.
     85. There is no legitimate business justification for the actions and conduct through which Batesville unreasonably restrained trade or attempted to acquire monopoly power in the casket market.
     86. The anti-competitive effects of Batesville’s conduct far outweigh any conceivable procompetitive benefits or justifications.
     87. Plaintiffs and Class members were injured in their business or property by Batesville’s exclusionary and predatory conduct in the relevant markets. Without limiting the generality of the foregoing, Plaintiffs and the Class members have been forced to pay higher prices for caskets than they would have absent Batesville’s unlawful conduct.

X1. PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs, on behalf of themselves and the Class, respectfully request that:
     A. The Court determine that this action may be maintained as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and direct that reasonable notice of this action, as provided by Rule 23, be given to the Class;
     B. The acts alleged herein be adjudged and decreed to be unlawful acts in violation of the antitrust laws of the Class Jurisdictions;
     C. The Class be granted structural, prospective relief to promote competition, and any other appropriate relief as may be determined to be just, equitable, and proper by this Court;
     D. Each member of the Class recover damages determined to have been sustained by each of them, and that judgment be entered against Defendant in favor of the Class;
     E. The Class be granted any other appropriate relief as may be determined to be just, equitable, and proper by this Court; and
     F. An award to Plaintiffs of all costs incurred, including reasonable attorneys’ fees, as well as pre-judgment and post-judgment interest.

XII. JURY TRIAL DEMAND
     Pursuant to Fed. R. Civ. P. 38(b), Plaintiffs demands a trial by jury of all of the claims asserted in this Complaint so triable.
Respectfully submitted, this 26th day of October, 2006.

/s/ G. Rudy Hiersche, Jr.

G. Rudy Hiersche, Jr., #4183
Hiersche Law Firm
Suite 300, Hightower Building
105 North Hudson
Oklahoma City, Oklahoma 73102
Telephone: 405-235-3123
Facsimile: 405-235-3142
Rudylaw@sbcglobal.net

Gordon Ball
BALL & SCOTT
550 West Main Street, Suite 601
Knoxville, Tennessee 37902
Telephone: 865.525.7028
Facsimile: 865.525.4679
gball@ballandscott.com

Michael D. Hausfeld
Megan Jones
COHEN, MILSTEIN, HAUSFELD
& TOLL, P.L.L.C.
1100 New York Avenue, N.W.
West Tower - Suite 500
Washington, D.C. 20005
Telephone: 202-408-4600
Facsimile: 202-408-4699
mhausfeld@cmht.com

R. Laurence Macon
AKIN GUMP STRAUSS HAVER & FELD, LLP
300 Convent Street, Suite 1500
San Antonio, TX 78205-3732
Telephone: (210) 281-7000
Facsimile: (210) 224-2035
Imacon@akingump.com

Richard L. Wyatt, Jr.
AKIN GUMP STRAUSS HAUER & FELD, LLP
1333 New Hampshire Avenue, N.W.
Washington, DC 20036-1564
Telephone: (202) 887-4000
Facsimile: (202) 887-4288
rwyatt@akingump.com

Arthur N. Bailey
ARTHUR N. BAILEY & ASSOCIATES
Suite 4500
111 West Second Street
Jamestown, NY 14701
Telephone: (716) 664-2967
Facsimile: (716) 664-2983
Artlaw@alltel.net

Attorneys for Plaintiffs